Exhibit (a)(1)(B)(i)

SUPPLEMENT TO

OFFERING CIRCULAR

THORNBURG MORTGAGE, INC.

OFFER TO EXCHANGE

Up to 154,049,753 shares of common stock and up to $220,071,075 in cash for all outstanding shares of

8.00% Series C Cumulative Redeemable Preferred Stock (CUSIP No. 885218305)

Series D Adjusting Rate Cumulative Redeemable Preferred Stock (CUSIP No. 885218404)

7.50% Series E Cumulative Convertible Redeemable Preferred Stock (CUSIP No. 885218503)

10% Series F Cumulative Convertible Redeemable Preferred Stock (CUSIP No. 885218701)

and

CONSENT SOLICITATION

This Supplement (this “Supplement”) supplements and amends the Offering Circular, dated July 23, 2008 (as amended and supplemented from time to time, the “Offering Circular”), and the related Letters of Transmittal and Consent (as amended and supplemented from time to time, the “Letters of Transmittal and Consent”) of Thornburg Mortgage, Inc., a Maryland corporation (the “Company”). The Company is amending the terms of the previously announced offer to exchange up to all of its outstanding shares of 8.00% Series C Cumulative Redeemable Preferred Stock (“Series C Preferred Stock”), Series D Adjusting Rate Cumulative Redeemable Preferred Stock (“Series D Preferred Stock”), 7.50% Series E Cumulative Convertible Redeemable Preferred Stock (“Series E Preferred Stock”) and 10% Series F Cumulative Convertible Redeemable Preferred Stock (“Series F Preferred Stock” and, together with the Series C Preferred Stock, Series D Preferred Stock, and Series E Preferred Stock, the “Preferred Stock”) in exchange for up to 154,049,753 shares of its common stock, par value $0.01 per share (“Common Stock”), and up to $220,071,075 in cash and the related solicitation of consents from the holders of each series of Preferred Stock. Such Offering Circular and Letters of Transmittal and Consent together constitute the “Exchange Offer and Consent Solicitation.”

Except as explicitly set forth in this Supplement, the terms and conditions of the Exchange Offer and Consent Solicitation remain as set forth in the Offering Circular, and this Supplement should be read in connection with the Offering Circular. Unless otherwise indicated, capitalized terms used in this Supplement have the same meanings given to them in the Offering Circular.

Holders of shares of the Preferred Stock who have previously validly tendered (and not withdrawn) their shares of the Preferred Stock need not take any further action in order to tender such shares.

Extension of Expiration Date

Pursuant to our press release dated September 15, 2008, we are extending the expiration date for the Exchange Offer and Consent Solicitation to September 23, 2008 at 12:01 a.m. EDT (unless further extended or terminated, the “Expiration Date”). If we further extend the period of time for which the Exchange Offer and Consent Solicitation is open, the term “Expiration Date” will mean the latest time and date on which the Exchange Offer and Consent Solicitation, as so extended, expires.

No Guaranteed Delivery Procedures.

In order to provide the maximum amount of time for completion of and to expedite the closing procedures for the Exchange Offer and Consent Solicitation, we are removing the guaranteed delivery procedures from the Exchange Offer and Consent Solicitation. Successful completion of the Exchange Offer and Consent Solicitation by September 30, 2008, or by such later date to which the deadline may be extended, is one of the required conditions for us to satisfy the Additional Financing Conditions, which would result in the termination of the Principal Participation Agreement and the reduction of the interest rate on the Senior Subordinated Secured Notes. Given the September 30, 2008 deadline for completion of the Exchange Offer and Consent Solicitation (unless further extended), the removal of the guaranteed delivery procedures, which adds three or more days to the closing schedule, allows us additional time to complete the Exchange Offer and Consent Solicitation and comply with the applicable deadlines for the actions discussed above.

Holders who wish to tender their shares of Preferred Stock must (i) make their certificates available to the Exchange Agent on or before the Expiration Date or comply with the procedures for book-entry transfer on a timely basis, as applicable; and (ii) deliver any other required documents to the Exchange Agent on or before the Expiration Date. The Exchange Offer and Consent Solicitation will not provide guaranteed delivery procedures and holders that do not or are not able to comply with the delivery requirements will be unable to tender their shares of Preferred Stock. The removal of the guaranteed delivery procedures will require holders to meet the delivery procedures and tender their shares of Preferred Stock as of the date of the closing of the tender offer. All references to guaranteed delivery in the Offering Circular and Letters of Transmittal and Consent, and documents related thereto, shall be superseded and amended by this Supplement.

Completion of the Exchange Offer and Consent Solicitation in Compliance with Maryland law.

As set forth in the Offering Circular, we are not obligated to accept for exchange shares of Preferred Stock tendered pursuant to the Exchange Offer and Consent Solicitation, if at any time on or after the date of the Offering Circular and prior to the expiration of the Exchange Offer and Consent Solicitation the conditions to the Exchange Offer and Consent Solicitation are not satisfied, including that the consummation of the Exchange Offer and Consent Solicitation would not violate any law or regulation applicable to us. Specifically, our distribution to holders of shares of our Preferred Stock of the cash consideration offered in the Exchange Offer and Consent Solicitation must comply with the terms of our charter and the applicable provisions of the Maryland General Corporation Law (“MGCL”). We have continued to monitor our compliance with certain liquidity and solvency requirements set forth in the MGCL necessary to complete the Exchange Offer and Consent Solicitation.

Section 2-311 of the MGCL provides that a Maryland corporation may not make a distribution (including any payment of a dividend, a redemption or any acquisition of the corporation’s stock) if, after giving effect to such distribution: (i) the corporation would not be able to pay its indebtedness as the indebtedness becomes due in the usual course of business; or (ii) the corporation’s total assets would be less than the sum of its total liabilities plus, unless the charter permits otherwise, the amount that would be needed, if the corporation were to be dissolved at the time of the distribution, to satisfy the preferential rights upon dissolution of stockholders whose preferential rights on dissolution are superior to those receiving the distribution. Our charter provides that, in determining whether a distribution (other than upon our voluntary or involuntary liquidation, dissolution or winding up) by dividend, redemption or acquisition of shares of our stock or otherwise is permitted under MGCL Section 2-311, no effect shall be given to amounts that would be needed, if we were to be dissolved at the time of the distribution, to satisfy the preferential rights upon dissolution of holders of Preferred Stock in the case that such preferential rights of the holders of Preferred Stock upon dissolution are superior to those receiving the distribution. Therefore, under Maryland law and our charter, we may pay the cash portion of the consideration for shares of Preferred Stock accepted in the Exchange Offer and Consent Solicitation only if, after giving effect to the payment, we would be able to pay our indebtedness as it becomes due in the usual course of business and our total assets would not be less than our total liabilities.

At this time, we believe that we may not be able to close the Exchange Offer and Consent Solicitation unless we reach a satisfactory agreement with the reverse repurchase agreement counterparties that are party to the Override Agreement. The Override Agreement counterparties have asserted positions that are contrary to our understanding with respect to our rights and obligations and those of the counterparties, respectively, under various agreements. Unless a satisfactory agreement is reached with the counterparties, we will not satisfy the conditions of the Exchange Offer and Consent Solicitation requiring our compliance with applicable laws as Maryland law prohibits us from paying the cash portion of the consideration offered in the Exchange Offer and Consent Solicitation, as described above.

Since the commencement of the Exchange Offer, the Override Agreement counterparties have made a series of unanticipated margin calls and have withheld funds payable to us under both the Override Agreement and warehouse lines. If these actions remain unresolved, our available liquidity will be greatly diminished from the level anticipated when we commenced the Exchange Offer and Consent Solicitation. These actions and positions asserted by the counterparties are in direct conflict with our understanding of certain key features of the Override Agreement including, but not limited to, whether the aggregate amount of all margin calls under the Override Agreement is subject to a $350 million cap, whether margin calls on downgraded collateral may also be based on changes in the market price for underlying collateral as opposed to changes in haircut only, whether the liquidity fund established by us as required by the Override Agreement can be used for corporate purposes (other than paying margin calls), whether certain monthly interest collected on collateral and certain proceeds of sales of collateral must be remitted to us in a timely manner and whether certain counterparties have valid rights of set-off under other agreements with us. As of the date of this Supplement, despite our diligent negotiations, we have not been able to reach a satisfactory agreement with the Override Agreement counterparties. Further, the Override Agreement counterparties continue to withhold virtually all cash owed to us under both the Override Agreement and our warehouse lines. We continue to attempt to resolve these issues in order to consummate the Exchange Offer and Consent Solicitation, but at this time there can be no assurances that the conditions to closing the Exchange Offer and Consent Solicitation will be satisfied prior to its expiration.